As filed with the Securities and Exchange Commission on December 17, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X...	Form ...40-F...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes......	No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..............................N/A..............................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford Name: P A Stafford Title: Assistant Group Secretary Date: December 17, 2003

HSBC Holdings plc

The world's local bank

Strategic Overview

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.












HSBC














POLIS

Strategic overview

Managing for Value

1998 - 2003

Managing for Growth

2004 - 2008

Strategic thinking

Operating strategy

HSBC

Fundamental strategic thinking

- **A bank is a 'leveraged' play on the underlying economy, therefore the key challenge is to:**
  - Select the better performing economies
  - Attract the most valuable clients in our chosen economies

- **HSBC aims to produce a blend of earnings from:**
  - Developed mature-growth economies
  - Developing higher-growth economies (considered on a risk-adjusted basis)

- **Leveraging our internationality provides revenue generating and cost saving opportunities**
  - Leveraging through our local presence the increasing trade and other links between developed and developing economies
  - Transferring skills and best practice
  - Managing resources globally

HSBC

Fundamental operating strategy

- Customer-driven — stay close to our customers
- International teamwork
- Strong capital and financial position
- Conservative, sound risk management
- Disciplined expense control
- Ethical behaviour, observing the letter and the spirit of rules and regulations

HSBC

HSBC's 'Broadbrush' 25-year scenario

- Key economic areas will be:
  - NAFTA led by USA
  - China
- 50% of the increase in world demand will come from developing countries:
  - China, India, Mexico and Brazil
- Major opportunities within the diaspora of:
  - Chinese, Hispanic, Indian and many other expatriate communities

Performance in current strategic plan
Economic background

- **HSBC specific**
  - Asian crisis
    - NPL's 9.4% of advances in Rest of Asia, end 1998
  - **5 year deflation in core market of Hong Kong**
    - Mortgage pricing from Prime +0.75% to Prime -1.74%
    - Residential property price decline of 34%
  - **Argentina crisis - $1.12bn cost in 2001**
- **General**
  - LTCM
  - Russian debt default
  - Corporate scandals
  - Rollercoaster equity markets
  - Unbalanced global growth
  - Increasing regulation

Performance in current strategic plan
HSBC's performance


Total Shareholder Return (Shareholder Basis)
230%
220%
210%
200%
190%
180%
170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
Dec-98
Aug-99
Mar-00
Oct-00
Jun-01
Jan-02
Aug-02
Apr-03
Nov-03
TSR Benchmark
9 Bank Peer Group
HSBC

Market Cap

End 1998 US$70bn

Currently US$162bn

(as at 21 Nov. 2003)

HSBC

Performance in current strategic plan

Key milestones

31/12/98	30/06/03
Europe 44%, HK 37% and NAFTA 15% of pre tax profit	NAFTA accounts for 27%, HK 27%, Europe 35% of pre tax profits
13 million customers	100 million customers
Negligible internet customers	10.9 million internet customers
Variety of corporate names. Hong Kong Bank, Midland, Marine Midland	HSBC 37th most valuable brand in the world
Insurance 4% of net income	Insurance 9% of net income
2 tier share structure: HKD & GBP	Unified share structure: USD 50c
Cluster of small regional private banks	Unified private bank - top 5 ranking in the world
Regional credit card operations	6th largest credit card company in the world
Virtually no store card capability	3rd largest store card company in world

Positioning of HSBC

Investing in countries of future consumer demand

- China: US$663m invested in
  - 10% of Ping An Insurance
  - 8% of Bank of Shanghai
- Mexico: US$2bn on acquisition of GF Bital
- Brazil: US$815m on acquisition of Lloyds TSB assets in Brazil

Performance in current strategic plan

Benchmarking 1999 - 1H03*

		Self assessment
➢ Credit record	84bp average charge	✓✓✓
➢ Income added	US$116.6bn	✓
➢ Cost added	US$63.9bn	✓
➢ Cost / income ratio	53.9% to 51.3%	✓✓
➢ EPS (cash) growth, 1998 - 2002	54c to 76c	✓✓

* Cash basis

HSBC

We have a substantial potential for organic growth

- We see exciting opportunities in all of our customer groups
  - Personal Financial Services 38m
  - Consumer Finance 59m
  - Commercial Banking 2m
  - Corporate, Investment Banking & Markets 1400
  - Private Banking 100k

HSBC

Managing for growth

1. We have a strategy for growth

2. We will deliver this by
   - Focusing on enhancing HSBC's revenue generation culture
   - Further developing the brand
   - Managing costs strategically
   - Maintaining a prudent credit/market risk stance
   - Investing further in our people

3. Acquisitions remain an integral part of our strategy

1. Strategy for Growth

- Customers remain at the heart of our strategy therefore we have a specific strategy for each of our 5 worldwide customer groups
- Our position as the world's local bank enables us to approach each country uniquely, blending local knowledge with a world-wide operating platform
- Our customer proposition will be calibrated along a spectrum with intensive relationship management at one end and monoline services at the other
- Overall, we will concentrate activities on geographies where growth and critical mass are located

Our strategy is focused on Customer Groups

Personal Financial Services (PFS)

- Including HSBC *Premier*
- Director: Bill Dalton

Consumer Finance (CF)

- Director: Bill Aldinger

Commercial Banking (CMB)

- Including Small & Medium-sized Enterprises (SMEs) and Middle Market Enterprises (MMEs)
- Director: David Eldon

Corporate, Investment Banking and Markets (CIBM)

- Global Co-Heads: John Studzinski and Stuart Gulliver

Group Private Banking (GPB)

- Global Head: Clive Bannister

There will be key regional axes of management



North America / NAFTA
UK / Eurozone
Asia-Pacific
Middle East
South America

HSBC

We will continue to enhance certain products which are core to our customer group offering

- **Some products will be managed or co-ordinated globally, particularly**
  - Cards - exploiting the experience and platforms provided by Household
  - Cash Management - scale and international reach
  - Insurance } Including Retirement Benefits
  - Asset Management } Including Retirement Benefits
  - Custody and Funds Administration

- **This will enable the Group to ensure that we have the best capabilities. We will be able to**
  - offer a comprehensive service to our customers, particularly where products are sold globally
  - use our product expertise globally

Our customer proposition will be calibrated along a spectrum...

- Strategic advisory relationship
  - CIBM, GPB
- Enhance personalised banking
  - *Premier* International
- Monoline (especially in cards)
  - Scale + focus = efficiency
  - Effective in both mature and emerging markets
  - Can be run in parallel with relationship based services

HSBC

2. We will deliver growth by…
… enhancing HSBC's revenue generation culture

This involves

- Strengthening the use of marketing as a key management tool of the business lines
- Rewarding revenue performance and penalising mediocrity
- Focusing investment on businesses and geographies with largest growth potential
- Benchmarking growth targets and achievements rigorously against peer group

… Further developing the brand

- The brand has been an outstanding success and we will continue with the next phase
- The brand is now sufficiently strong that we can accommodate brand variety at customer, product and even country level as and when required by the business model
- Reputation is the key element of the brand proposition and cannot be overstated
- Our policies for corporate and social responsibility are part of our brand
- We will treat our colleagues with the same values as we treat our customers

… Managing costs strategically in order to achieve maximum efficiency and flexibility

- Strategic necessity to have strong efficiency ratios
- Customer Groups will have more accountability for IT and other resource allocation
- Global resourcing and processing will become more and more important
- Delivery channels will evolve in response to technological developments and changing customer behaviour

HSBC

… Managing costs strategically in order to achieve maximum efficiency and flexibility

Global resourcing and processing will be an essential element of our business

Global Resourcing

- We have an expanding pool of global resources
  - IT Development
  - IT Operations
  - Global Processing
- We are moving up the value chain to include HR, Finance and Research

Processing Reviews

- New technology for Straight-Through Processing will be exploited
- Multiple processes will be consolidated into single efficient streams

HSBC

… Maintaining a prudent credit / market risk stance

- Our independent credit function has an excellent track record in a testing environment
- Our approach to credit for corporate and institutional clients will remain relatively conservative
- Credit for SME's and personal customers will continue to be managed on a portfolio, risk-adjusted return basis
- We will ensure that we are fully prepared to meet Basle II requirements

… Investing further in our people

The substantially increased size of the Group means that it is imperative to invest fully in our people

- The management of Group talent is at the heart of the Group's competitive advantage and needs to be strengthened
- Graduate recruitment will remain central to the growth of talented people aligned to the Group character
- The IM cadre will remain an essential element of the Group's management and will be adapted to reflect the evolution of the Group's businesses
- People will be more directly compensated in relation to their performance
- We have to significantly strengthen the diversity of our people

HSBC

3. Acquisitions remain an integral part of our strategy

➢ These is no need for a transformational acquisition but opportunities for incremental acquisitions which extend our customer base or provide key product capabilities will be considered e.g

- The Mexican AFORE
- Lloyds TSB Brazilian assets
- Bank of Bermuda

HSBC

The criteria for selecting acquisitions should remain the same

- Acquisitions must fit into our overall business strategy
- They must be Earning per Share accretive in the first full year and to exceed the Group's cost of capital within an acceptable time frame (3 - 4 years)
- They should bring a valuable customer base or product capability
- Human fit is essential - a similar outlook and character is a *sine qua non*
- They should be capable of smooth integration of IT platforms
- The existing Group should be able to add value to the acquired business

HSBC


HSBC

HSBC Holdings plc

The world's local bank

North America & Consumer Finance

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Agenda

- Profile of HSBC North America
- Integration update
- Household update
- HSBC USA
- Long-term goals

HSBC North America

- 13th largest financial services company in North America
- Over 50,000 employees
- Operates in 46 states and Canada
- 1,800 branches

HSBC

Integration update

- Integration efforts are on track
- Benefits are being driven by funding and cost saves

HSBC

Funding benefits should exceed $1 billion annually

- $9.2 billion in funding received from HSBC and clients in ’03
- Asset transfers to HSBC Bank USA
  - $3 billion of mortgages pending for December ’03
  - $22 billion of managed credit cards available in ’04
- Credit spreads have tightened on new issues
  - HFC 5 year paper is T+85 bps vs. T+335 bps average in 2H’02
- Funding benefits should increase as company grows

Cost savings

Should produce benefits exceeding $200 million per year within two years

- Largest savings from combining technology teams and data centers
- Consolidated purchasing
- Merged credit card businesses
- Combined management of mortgage lending
- Reduced layers of management and support functions

Revenue synergies

- Full spectrum lending
- Exporting the Household model
- Retail sales partnerships

HSBC

Household's key issues

- Funding
- Growth
- Credit

HSBC

Receivable growth *

- 12% annualized growth for first nine months of '03
- Branch sales are improving
- Expect low double-digit receivable growth for the year

* *Managed basis*

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

Charge-offs have improved *
First quarterly drop in 11 quarters



%
5.5
5.0
4.5
4.0
3.5
3.0
3.41
3.56
3.71
3.74
3.90
4.09
4.26
4.39
4.39
4.75
4.89
4.68
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2000
2001
2002
2003

** Managed basis*

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

HSBC

Reserves are at record level *
Continue to build reserves



6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
$ Billions
2.5
2.5
2.7
3.2
3.8
5.1
5.7
'97
'98
'99
'00
'01
'02
3Q'03

** Managed basis*

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

HSBC

Reserve coverage is stronger
% of Managed receivables *


5.50
5.00
4.50
4.00
3.50
3.00
3.99
3.99
3.72
3.65
3.78
4.74
4.89
'97
'98
'99
'00
'01
'02
3Q'03

** Managed basis*

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

Non-performing coverage is stable *


1.5
1.0
0.5
0.0
%
1.16
1.10
1.00
1.07
1.05
1.13
1.12
'97
'98
'99
'00
'01
'02
9'03

* *Reserves as a proportion of non-performing receivables, Managed basis*

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

HSBC

Risk-adjusted returns are stable *


8.0
7.5
7.0
6.5
%
7.14
7.07
7.21
7.40
7.64
7.18
**
7.31
'97
'98
'99
'00
'01
'02
9'03

* *Managed basis*

** *Excludes $378.2 million loss on disposition of Thrift assets and deposits*

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

HSBC USA
The opportunity

Ranking / Institution		2002 Return on Assets
1	Fifth Third Bank	2.18%
2	Wells Fargo	1.69
3	M&T Bank	1.52
4	Charter One	1.47
5	Washington Mutual	1.44
6	Bank One	1.25
7	HSBC USA	.97

A 1.50% ROA translates to over $400 million of incremental net income

HSBC

Revenue growth
The opportunity

Ranking / Institution		Growth Rate *
1	Washington Mutual	30.1%
2	M&T Bank	19.1
3	Charter One	13.9
4	Fifth Third Bank	11.7
5	Wells Fargo	10.6
6	Bank One	-1.7
7	HSBC USA	1.7[(1)]

CAGR for the three years through 2002
(1)The 1999 revenues used includes pro forma Republic revenues

HSBC USA
2004 priorities

- Focus on customer service
- Improve capital allocation
- Achieve high single-digit revenue growth
- Lower efficiency ratio < 50%

HSBC North America
Long-Term Goals

- Become one of the top 5 financial institutions in profitability

HSBC

HSBC North America
Long-Term Goals

- Become one of the top 5 financial institutions in profitability
- Be low-cost producer in financial services

HSBC

Efficiency Ratio

	9 Months 2003
Household *	35%
HSBC USA	54%
Combined	39%

* Managed basis

The above information includes non-GAAP financial measures and is provided for comparison of our operating trends only and should be read in conjunction with our owned basis GAAP financial information. Please refer to our Form 8-K dated November 14, 2003 and our Form 10-Q for the period ended September 30, 2003 which describes the adjustments made for non-GAAP information.

HSBC

HSBC North America
Long-term goals

- Become one of the top 5 financial institutions in profitability
- Be low-cost producer in financial services
- Attract and retain the best people
  - People are Key to Success

Employer of choice

"100 Best Companies for Working Mothers"

Working Mother, September 2003

"100 Best Places to Work in IT - #27

Computerworld, June 2003

Training – "Training Top 100," #76 March 2003

Training, March 2003

Summary

- Household/HSBC integration is proceeding well and will deliver promised results
- Credit quality trends look good
- Growth is improving along with economic outlook
- 2004 focus will be on building and growing the business

This presentation, including the accompanying slides and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC USA and Household. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Information includes non-GAAP financial measures and is provided for comparison of operating trends only and should be read in conjunction with our owned basis GAAP information. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC USA and Household's Annual Report on Form 10-K for the year ended December 31, 2002 as well as HSBC USA Inc.'s and Household's Forms 10-Q for the quarter ended September 30, 2003 and Household's Form 8-K dated November 14, 2003.

HSBC


HSBC

HSBC Holdings plc

The world's local bank

Personal Financial Services - PFS

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Investor Day presentation

- **Business snapshot**
  - Overview of the PFS business 2001 - present
- **The Framework for Success 'F4S'**
  - Managing PFS on a global scale
  - How F4S methodology empowers management and drives revenue
  - The framework's impact on the performance of the business
- **Future plans - Managing the PFS business for growth**
  - HSBC Group strategic plan and its implications for the PFS business

Business snapshot



Pre-Prov Op Profit*
Pre-Tax Profit*
18 %
18 %
US$m
2,034
1,837
2,058
1,620
2,221
1,757
2,058
1,634
2,618
2,082
1H01
2H01
1H02
2H02
1H03

* Cash basis

2001 - 2002

- A period of investment
  - CRM
  - Sales
  - F4S
- Squeeze on NIM in HK slowed growth

2003

- Positioned to capitalise on our investment

HSBC

Managing PFS on a global scale

➢ **PFS is a business of significant scale**

- 38 million customers
- US$270bn in deposits
- US$153bn in loans & advances
- PFS generated 1H03 Pre-Tax Profit of US$2.082bn*



US$153bn
US$270bn
Loans & Advances
Deposits



PFS
30%
CMB
24%
Consumer
Finance
9%
Private
Banking
4%
CIBM
33%

GROUP PRE-TAX PROFIT 1H03*

* Cash basis

HSBC

The Framework for Success - F4S



Knowing the Marketplace
Managing Customers
Providing Solutions
Developing Individuals & Teams
Managing Sales
Recognising & Rewarding Effort
Delivering Quality & Managing Risks
Managing Delivery Channels
Valuable Customers
HSBC
Brand

- Clear direction
- Shared values
- Customer focused and revenue driven

- Enables global benchmarking of our PFS businesses
- Provides a common vocabulary, facilitating the identification and dissemination of best practice
- Is a mechanism for creating a whole that is greater than the sum of its parts

Managing customers

➢ **End-to-end customer management**

- Group-wide segmentation philosophy
- Implementation of best in class CRM methodology
- Synergies through global platforms

Managing delivery channels

➢ **Targeted solutions through efficient channels**

- hsbc.com - our largest branch: 5.5m registered customers
- of which 3.3m were active in the last 60 days
- Internet banking sessions YTD: > 120m
- Public site visits YTD: > 190m

Providing solutions

➢ **F4S enables collective & cross-border management**

- HSBC *Premier* International services launched September 03
- Refer up / refer down sales protocol with Household
- Enhances leverage with 3rd party product suppliers

Recognising & rewarding effort

➢ **Remuneration linked to sales & service quality**

- Remuneration structures linked to sales performance in all our significant PFS businesses
- Global commitment to retaining & developing our best people
- Sales culture increasingly modelled on the best retailers

The Framework for Success is driving top line growth


19 %
Total Income (US$m)
Net Interest Income (US$m)
Net Fee & Other Income (US$m)
5,307
3,366
1,941
5,262
3,462
1,800
5,451
3,563
1,888
5,801
3,866
1,935
6,487
4,240
2,247
1H01
2H01
1H02
2H02
1H03


% Change in income between periods
-1%
4%
6%
12%
1H01 - 2H01
2H01 - 1H02
1H02 - 2H02
2H02 - 1H03

Managing the PFS business for growth

- Growth opportunities are not limited by the branch banking model
  - Local market dynamics will shape our resource allocation. Monoline represents a significant opportunity
  - Demographic trends will drive the product range. Insurance and retirement are significant opportunities in developed markets
  - Incremental revenue growth opportunities are global

  Phased Growth

– Short-Term	UK / US / HK
– Medium-Term	Mexico / Brazil / India
– Long-Term	China

Managing the PFS business for growth: Leveraging our global reach

Global resourcing

- More than 100 years experience managing resources in developing economies. Global processing is helping cost : income in the UK, HK & US
- Global processing workflow comes from

United Kingdom	38 %
Hong Kong / Asia Pacific	36 %
United States / Canada	23 %
Middle East	3 %

Global delivery

- F4S enables consistent approach to our customers and eliminates need to continually "re-invent the wheel"
- Development of global standards backed by consistent branding creates brand value

HSBC

crosoft PowerPoi
Presentation


HSBC